1800 Century Park East, Suite 600
Los Angeles, CA 90067
Tel: (403) 998-1677

September 26, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F. St., N.E.
Mail Stop 3720
Washington, DC 20549
Attention:  Paul Fischer, Esq.

Re:           WiTel Corp. (the “Registrant”)
REGISTRATION FILE NO. 333-145134

Dear Mr. Fischer:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form SB-2 be accelerated so that it will be declared effective on September 26, 2007, at 5:00 pm, Eastern Time, or as soon as practicable thereafter.

Furthermore, we acknowledge the following:

1.	should the Commission of the staff, acting pursuant o delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.
the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Donald P. Hateley, Esq., of Hateley & Hampton, APC, counsel to the undersigned, at (310) 576-4758 as soon as possible as to the time the Commission has declared the Registration Statement effective pursuant to this acceleration request.

WITEL CORP.

By: /s/ James E Renton

James E. Renton
Chairman, President &Chief Executive Officer

cc:           John S. Neubauer
Raymond Bauer
Donald P. Hateley, Esq.